EXHIBIT 12.1

FEDERAL EXPRESS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(IN MILLIONS, EXCEPT RATIOS)

	Six Months Ended November 30,		Year Ended May 31,
	2004	2003	2004	2003	2002	2001	2000

Earnings:
Income (loss) before income taxes	$573	$(23)	$541	$689	$703	$786	$843
Add back:
Interest expense, net of capitalized interest	41	22	64	57	74	75	82
Amortization of debt issuance costs	—	—	—	—	1	1	1
Portion of rent expense representative of interest factor	294	288	583	599	594	563	575
Earnings as adjusted	$908	$287	$1,188	$1,345	$1,372	$1,425	$1,501

Fixed Charges:
Interest expense, net of capitalized interest	$41	$22	$64	$57	$74	$75	$82
Capitalized interest	4	4	7	13	23	23	30
Amortization of debt issuance costs	—	—	—	—	1	1	1
Portion of rent expense representative of interest factor	294	288	583	599	594	563	575
	$339	$314	$654	$669	$692	$662	$688

Ratio of Earnings to Fixed Charges	2.7	0.9	1.8	2.0	2.0	2.2	2.2